Exhibit 99.1

Dear Shareholders,

Since Acucela was founded, the goal of the company was to develop therapeutics to treat sight-threatening diseases. We are focused on developing oral therapeutics based on our proprietary visual cycle modulation technology, and our lead investigational drug candidate, emixustat hydrochloride, is being developed for serious retinal diseases. We are currently evaluating emixustat in an ongoing Phase 2 clinical trial in patients with diabetic retinopathy initiated in the second quarter of 2016, and we are planning to initiate a clinical trial evaluating emixustat in patients with Stargardt disease by early 2017. We are also developing a human rhodopsin-based gene therapy for patients suffering from retinitis pigmentosa with the aim to initiate a Phase 2 clinical study in 2018 and a lanosterol-based pharmaceutical treatment for cataracts and presbyopia with the aim to initiate a Phase 1/2 clinical study in patients with cataracts in late 2017 or early 2018. We are also evaluating opportunities to expand our ophthalmic product pipeline through internal research, M&A and additional partnering or in-licensing opportunities as we seek to build an ophthalmological medical solutions company offering innovative therapeutics and medical technologies to fight sight-threatening diseases.

Years ago, as a researcher and a clinical ophthalmologist, I met with and treated many patients suffering from sight-threatening diseases for which there was no cure. This experience led me to pursue the research and development of new therapeutics with the potential to address a large number of patients, not just the limited number I could personally care for in a clinical setting. I believed, and still believe, that the most meaningful innovations in medicine should shift from invasive surgeries to non-invasive therapies to treat and overcome diseases, and thereby decrease the burden of treatment for patients. Our vision is always to put the patients as the top priority.

Innovation requires out-of-the-box thinking, tenacity and hard work by well-trained, talented individuals. To foster innovation, an organization must access human resources with diverse professional and cultural backgrounds and perspectives and encourage open dialog. To find an existing pool of accomplished individuals, I looked to the United States to attract the best and brightest from all over the world.

With these thoughts, I founded Acucela in 2002, in Seattle, to identify and develop novel therapeutics to treat and slow the progression of sight-threatening ophthalmic diseases affecting millions of people worldwide.

Acucela’s early investors and long-term supporters were concentrated in Japan, where interest in the company has remained strong. Based in part on this interest, Acucela completed an initial public offering in 2014 on the Mothers market of the Tokyo Stock Exchange, becoming the first U.S. based company to complete such a listing.

In March 2016, Acucela announced that, with shareholder approval, the company will conduct a triangular merger in order to relocate our head office functions to Japan. When this process is complete, Acucela Japan, which was established as a Japanese subsidiary of Acucela in December 2015, will become a holding company that controls Acucela as a subsidiary. One of our goals in pursuing this transaction is to bring the company closer to the investment community in Japan while maintaining our significant operational presence in Seattle.

By relocating the head office functions to Japan, we aim for increased availability, quantity and prominence of information about the company for interested investors in Japan and believe such increased access to information will enhance the understanding of our business and provide more effective communication with our Japanese investors. Also, institutional investors with a focus on TSE-listed companies, who by mandate or other internal fund restrictions have not been able to invest in non-Japanese domiciled companies, will have the opportunity to invest in us, which may in turn lead to an increase in analyst research coverage.

The last year has brought significant change to Acucela. We have strengthened our commitment to our goal of providing a broad range of solutions to combat sight-threatening disorders by expanding our research portfolio. New members of our leadership team bring strength and experience to the company. And we are now in the process of solidifying our ties in the nation where investor interest has remained the strongest. We believe that changes of this magnitude call for a reintroduction of the company and our identity. To this end, we have announced that upon the completion of the proposed triangular merger, Acucela Japan will be officially named Kubota Pharmaceutical Holdings Co., Ltd., and its subsidiary in Seattle will be Acucela Inc.

Unmet medical needs are prevalent in ophthalmology causing millions of patients to suffer from sight-threatening disorders. The future we envision for these patients is only attainable through the dedication of the talented scientists and professionals that have come together to create our company. We are committed to developing innovative therapeutics and medical technologies to help these patients, and we believe our accomplishments and continued efforts have now prepared us to reach for the next stage of growth for our company.

Thank you for supporting our vision of eradicating blindness from the world.

/s/ Ryo Kubota

Ryo Kubota, MD, PhD

Chairman, President and Chief Executive Officer

Acucela Inc.

Certain statements contained in this letter may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. A detailed discussion of such forward-looking statements and the related risks and uncertainties is included in our Annual Report on Form 10-K included herewith and is also available in other documents that we file with the U.S. Securities and Exchange Commission.